United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

BYLAWS

OF THE SUSTAINABILITY COMMITTEE

The Board of Directors of Vale S.A. (“Vale" or "Company"), in the exercise of its attributions, approved the Bylaws of the Sustaintability Committee ("Committee"), in order to regulate its composition and functioning, as well as the relationship between the Committee and the other bodies of the Company, pursuant to Section II, of Chapter IV, of Vale's Bylaws, as follows:

CHAPTER I - MISSION

1.1	The Sustainability Committee (CS) has the mission of advising Vale,'s Board of Directors, including proposing improvements related to its area of operation, in order to provide greater efficiency and quality to the decisions of this board and help it to ensure that the activities of the Company are conducted in accordance with the purpose and values, laws, voluntary commitments assumed and enhancement of its image and reputation.

CHAPTER II - COMPOSITION AND REMUNERATION

2.1	The Advisory Committee will be constituted by the Board of Directors and composed of 03 (three) to 05 (five) members*, two of whom will necessarily be members of the Board of Directors and the others appointed from among the members of such body, or specialist professionals external, in the case described in item 2.2. The exact number of members will be defined by the Board of Directors at the meeting that appoints them.

2.1.1	The Board of Directors may, in exceptional cases, authorize the appointment of members that exceed the limit of the full composition of the collegiate body.

2.2	The Board of Directors may appoint one or more external specialist professionals, provided they have proven experience in the Sustainability area, and the provisions of item 2.1 above are respected.

2.3	The criteria and values of the global and individual remuneration of the Committee members will be established annually by the Board of Directors of Vale, when the global amount fixed at the annual general meeting of the Company, is distributed, and reimbursable expenses will not be inserted in the global amount. necessary for the performance of the duty.

*In the case of the member representing the employees, the sitting or alternate member will be considered.

2.4	The members of the Committee will be reimbursed for travel, food, and lodging expenses necessary for the performance of their duties, in compliance with the internal rules and policies adopted by Vale.

CHAPTER III - MANAGEMENT

3.1	The beginning of the term of office of the members of the Committee will be from their appointment by the Board of Directors of Vale, and will remain in force until (i) the end of the term of office of the members of the Board of Directors of Vale, not applicable, in this case, the rule contained in §4 of article 150, of Law 6.404/1976, in relation to the extension of the term of office of administrators, or (ii) their removal by the Board of Directors, or resignation, which may occur to any time.

3.2	Once the term of office of the Committee members has expired, they may be reappointed through a new appointment by the Board of Directors.

3.3	The Committee will have a Coordinator chosen by Vale’s, Board of Directors, from among its regular members, and, in his/her eventual absences, it will be up to the Coordinator himself to indicate his replacement from among the other members and the respective replacement period.

3.3.1	If the Coordinator does not exercise the aforementioned prerogative, the other members will be responsible for appointing from among those present at the meeting the one who will occupy the position of Coordinator of the Committee.

3.4	Committee members will not have substitutes.

3.5	In the event of a vacancy or dismissal of any member of the Committee by the Board of Directors, the Board of Directors may or may not appoint the substitute member to complete the remaining term of office of the member replaced, subject to the minimum composition set forth in item 2.1 above.

CHAPTER IV - DUTIES

4.1	It is incumbent upon the Sustainability Committee:

(i)	review and recommend Sustainability issues, and their approach, in the Company's strategic planning, evaluating, complementing and suggesting changes in the Company's socio-environmental strategies, monitoring their respective implementation;

(ii)	advise the Board of Directors on the analysis of initiatives related to mineral research and new technologies, aiming at the competitiveness and sustainability - social, environmental and economic - of the Company;

(iii)	evaluate the Company's Policies and conduct, positioning and communication regarding its performance in the areas of Safety, Environment, Health, Relations with Communities and other stakeholders, Human Rights, Communication and Institutional Relations;

(iv)	evaluate Vale's performance in relation to Sustainability aspects, proposing challenges and improvements based on a long-term vision;

(v)	assist in the definition, evaluation and monitoring of the Company's Sustainability and image indicators and propose improvements through an annual review of the indicators;

(vi)	evaluate and propose Vale's adherence, or permanence, to initiatives, technical standards or agreements at the national or international level related to sustainability issues, as well as proposing guidelines and recommending the approval of the integrated report;

(vii)	evaluate projects, initiatives, as well as the Company's investment proposals from the perspective of sustainability, in addition to making possible recommendations to the Board of Directors;

(viii)	monitor the scope of action and effectiveness of the institutional relations area in dealings with regulatory bodies and other institutional relations associated with sustainability issues;

(ix)	evaluate the policies and proposals for donations, as well as the occurrence of non-mandatory expenses related to the matters under its attribution, which are the responsibility of the Board of Directors;

(x)	prepare and approve the Committee's annual work plan;

(xi)	monitor the actions to remedy the Mariana and Brumadinho tragedies, ensuring the application of the guidelines established by the Independent Extraordinary Advisory Committee for Support and Reparation (“CIAEAR”);

(xii)	propose the analysis and evaluation of topics within its competence.

4.2	In the exercise of its duties, the Committee may:

(i)	have access to all information and documents necessary for the exercise of its duties;

(ii)	raise and monitor issues involving Sustainability and Environment that represent risks or may have a material impact on the Company;

(iii)	submit matters that it deems relevant to the topic dealt with in the CSI;

(iv)	request meetings with the Company's Departments and Executives and the organization of visits to operational, logistical areas or areas affected by the Company's activities.

4.3	It is incumbent upon the Committee Coordinator:

(ii)	direct and coordinate the work of the Committee;

(iii)	prepare the annual calendar of the Committee's ordinary meetings, giving prior notice to the Board of Directorsand the Executive Board of Vale, as well as submitting the Committee's work plan for the following year to the Board of Directors on an annual basis;

(iv)	define the agendas and convene the members of the Committee, subject to the provisions of Chapter V below;

(v)	coordinate the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board of Vale, in relation to matters within the competence of the Committee, reporting on its progress during the meetings, upon request of the Chairman of the Board of Directors;

(vi)	invite external participants to the Committee, albeit without voting rights, who are external and/or Vale experts, in order to provide clarifications and contribute to the technical analysis of the matters to be addressed, observing any conflict of interest issues; and

(vii)	ensure the faithful compliance with these Bylaws.

CHAPTER V - MEETINGS

5.1	The Committee will meet, ordinarily, according to the approved annual calendar, and extraordinarily, when necessary, upon notice 5 (five) business days in advance.

5.1.1	If all members of the Committee attend a meeting, it will be considered valid.

5.2	The convening of the Committee will always be up to the Coordinator, who will define the agendas for the meetings, in response to the request of the Board of Directors or any member of the Committee, or even considering the analysis of the proposal presented by the Executive Board.

5.2.1	The call notice must be made through the governance portal or by email, containing the meeting agenda and supporting material, if applicable.

5.2.2	After convening the Committee meeting, the inclusion of a subject on the meeting's agenda is prohibited, as well as the inclusion or any change in the respective support materials without the prior and express authorization of the Coordinator.

5.3	Committee meetings will be held at Vale’s headquarters or at a location previously defined by its members, and may also take place by teleconference, videoconference or any other means of simultaneous communication that ensures effective participation of its members in the meeting. In addition, the Committee will be able to meet virtually through the Governance Portal.

5.4	The other members of the Board of Directors who are not members of the Committee may participate in the Committee's meetings, on an exceptional and non-routine basis and without the right to vote, upon prior alignment with the Committee Coordinator, except for matters of conflicts of interest .

5.5	The meetings of the Committee will start, subject to the terms of the call notice, with the presence of the majority of its members.

5.6	Committee meetings will be recorded in minutes that will be (i) forwarded to the Board of Directors, after approval and validation by the Committee members present at the meeting; and (ii) filed at the Company's registered office.

5.6.1	The opinions on the matters submitted for analysis by the Committee must be an integral part of the minutes of the meeting or, when forwarded later, they must be approved by those present at the meeting and incorporated into the respective minutes.

5.6.2	The members of the Committee may record in the minutes of the meeting and/or in the opinion their observations and recommendations regarding the matters dealt with by the Committee..

5.7	Committee members may be required to attend meetings of the Board of Directors to provide clarifications on the opinions they have issued.

5.8	The Committee will have the administrative support of Vale's Corporate Governance Department, which will be responsible for:

(i)	organize the infrastructure of Committee meetings;

(ii)	support the convening and dissemination of the agenda and support material for the meetings;

(iii)	chair the meetings, prepare the attendance list, assist in the preparation of opinions and draw up the respective minutes, collect the signatures of all participants in such documents, disclose them to the Board of Directors and file them at the Company's headquarters; and

(iv)	support the Committee Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, being the main point of contact in relation to matters within the competence of the Committee.

CHAPTER VI - RESPONSIBILITIES AND DUTIES

6.1	The members of the Committee undertake to comply with the Bylaws, the Code of Conduct, the Policy on Disclosure of Material Act or Fact and on Securities Trading, Anti-Corruption and other applicable internal rules.

6.2	The members of the Committee will be subject to the same legal duties and responsibilities as the administrators, pursuant to article 160 of Law 6.404/1976, including the duty to inform the Board of Directors of the existence of any conflict of interest, pursuant to the Code of Ethical Conduct and Vale's Policy on Transactions with Related Parties.

6.3	With regard to conflict of interest, Committee members shall, without any additional remuneration, for a period of 6 (six) months from the end of their respective terms of office, for any reason, to abstain from acting as service providers, consultants, employees or any other form of connection, with people, companies and/or entities where a conflict of interest situation may be found, except with regard to activities developed before and/or during the exercise of their duties as a member of the Committee, declared and considered non-conflicting by Vale.

CHAPTER VII - ASSESSMENT

7.1	The Committee shall annually carry out a performance self-assessment, the result of which will be sent to the attention of the Board of Directors.

7.1.1	The Committee Coordinator will be responsible for coordinating the annual self-assessment process and for sending the respective result to the attention of the Board of Directors.

CHAPTER VIII - AMENDMENT OF THE BYLAWS

8.1	Pursuant to the Bylaws, the rules relating to the functioning of the Committees will be defined by the Board of Directors, , and any proposed amendment to these Bylaws must be forwarded for consideration by the Board of Directors, with a view to its approval.

8.2	Any member of the Committee may suggest the discussion and amendment of these Bylaws, at any time, after verifying the need for its adequacy. This proposed amendment must be forwarded to the People, Remuneration and Governance Committee, for subsequent consideration by the Board of Directors, with a view to its approval.

8.3	In the event of any conflict between these Bylaws and Vale's Bylaws, the latter will prevail and these Bylaws must be amended as necessary.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: August 12, 2021		Head of Investor Relations